

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 3, 2008

via U.S. mail and facsimile

Ben Jamil, Chief Executive Officer
Security Intelligence Technologies, Inc.
145 Huguenot Street
New Rochelle, New York 10801

> **RE: Security Intelligence Technologies, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed October 5, 2007**
> **File No. 0-31779**

Dear Mr. Jamil:

We have reviewed your response letter dated February 26, 2008, and have the following additional comment.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

1. We note your response to prior comment 3 and the disclosure included in Note 11 of your December 31, 2007, interim financial statements. Paragraph 10 of SFAS 5 requires disclosure of a contingency "when there is at least a reasonable possibility that a loss or an additional loss may have been incurred." You have provided such disclosure for various legal matters in Note 11, although you also state, "The Company is unable to determine whether it is reasonably possible that it will incur a loss in this matter."

    Paragraph 10 of SFAS 5 goes on to state that disclosure of a loss contingency should include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Your statement that you are unable to determine whether a loss is reasonably possible appears to address the probability of loss, and we do not note disclosure addressing the amount of each loss or range of loss. Please explain how your disclosure meets the requirements of paragraph 10 of SFAS 5.

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In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief